# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Teekay Corporation, CIK 0000911971
CUSIP: Y8564W103
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: Swan Building, 2nd Floor, 26 Victoria Street, Hamilton, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0000950157-24-001467
Filed by CIK 0001211679
Persons authorized to receive notices and communications: Cora Lee Starzomski, Swan Building, 2nd Floor, 26 Victoria Street, Hamilton, Bermuda (D0), HM 12, (441) 400-7716

## Reporting persons
- Resolute Investments, Ltd. (CIK 0001211679): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 31,936,012; shared dispositive power 31,936,012; aggregate amount beneficially owned 31,936,012 (37.99% of the class)
  Comment: Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 84,059,952, as reported in the Form 6-K filed February 19, 2025.
- Path Spirit LTD (CIK 0001431113): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 31,936,012; shared dispositive power 31,936,012; aggregate amount beneficially owned 31,936,012 (37.99% of the class)
  Comment: Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 84,059,952, as reported in the Form 6-K filed February 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value
Name of issuer: Teekay Corporation
Address of issuer's principal executive offices: Swan Building, 2nd Floor, 26 Victoria Street, Hamilton, Bermuda (D0), HM 12
Comment: This Amendment No. 14 to Schedule 13D is being filed to report an increase in the percentage beneficially owned by the reporting persons solely as a result in a decrease in the total number of outstanding shares, and amends Amendment No. 13 filed on October 30, 2024, Amendment No. 12 filed on August 3, 2023, Amendment No. 11 filed on May 11, 2023, Amendment No. 10 filed on January 26, 2018, Amendment No. 9 filed on July 1, 2016, Amendment No. 8 filed on December 30, 2015, Amendment No. 7, filed on December 23, 2015, Amendment No. 6, filed on December 3, 2013, Amendment No. 5, filed on November 14, 2011, Amendment No. 4, filed on August 29, 2011, Amendment No. 3, filed on February 22, 2010, Amendment No. 2, filed on April 2, 2008, Amendment No. 1, filed on March 31, 2005, and Schedule 13D filed on December 26, 2002, and relates to shares of the common stock, $0.001 par value per share, of Teekay Corporation, an exempted company existing under the laws of Bermuda (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Resolute Investments, Ltd., a Bermudian exempt company ("Resolute"), with its principal office at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda; and Path Spirit Limited, an English company limited by guarantee ("Path"), with its principal office at 10 Norwich Street, London, EC4A 1BD, United Kingdom.
Residence or business address: Resolute, which was formed for the purpose of holding the Issuer's securities acquired from its previous beneficial owners, Cirrus Trust and JTK Trust, is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust (the "Trust") and is wholly owned by the Trust. The Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM12, Bermuda. The Co-Trustees of the Trust are Kattegat Private Trustees (Bermuda) Limited ("KPTBL") and Hamilton Trust Company Limited ("HTCL"), Bermudian trust companies each with its principal offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM12, Bermuda. Path is the trust protector for the Trust. KPTBL is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton, HM11, Bermuda, formed for the sole purpose of holding the shares of KPTBL. HTCL is owned 60% by Moore Stephens Bermuda L.P., a Bermuda exempted and limited partnership, and 40% by Lisvane Holdings Ltd., a local Bermuda company.
Present principal occupation or employment:
Resolute is managed by Thomas K.Y. Hsu, a Director and its President, Peter Antturi, a director and Vice President, Cora Lee Starzomski, a director and Treasurer, and Louie Cuarentas, a director and Finance Officer.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjaergaard and Poul Karlshoej.

Thomas K.Y. Hsu is a director of CNC Industries SAM, whose address is at 5 impasse de la Fontaine, MC 98000, Principality of Monaco.

Peter Antturi's business address is Suite 435, 401 Georgia St. W, Vancouver, B.C. V6B 1Z3 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services) whose address is 435, 401 Georgia St. W, Vancouver, B.C. V6B 1Z3, Canada. Mr. Antturi has been a director of Teekay Corporation since 2019.

Cora Lee Starzomski's business address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12 Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda.

Louie Cuarentas' business address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12 Bermuda. Mr. Cuarentas is Group Accountant of Kattegat Limited, whose address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda.

Axel Karlshoej is a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961.

Svend Erik Kjaergaard's business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjaergaard is the Chairman and a director of Store Frederikslund A/S, a hunting and farming estate in Denmark.

Poul Karlshoej's business address is 301 Riverside Ave, Westport, Connecticut, 06680. Mr. Karlshoej is a consultant at Anholt Services (USA), Inc., a wholly owned affiliate of the Kattegat Trust, which evaluates and advises Kattegat's interests globally.
Criminal convictions in the last five years: In the past five years, none of Resolute, Kattegat Limited, the Trust, the Co-Trustees, the Lund Purpose Trust or Path, nor any of the directors and executive officers named above, has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: In the past five years, none of Resolute, Kattegat Limited, the Trust, the Co-Trustees, the Lund Purpose Trust or Path, nor any of the directors and executive officers named above, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Hsu is a citizen of the United Kingdom.

Mr. Antturi is a citizen of Canada.

Ms. Starzomski is a citizen of Canada.

Mr. Cuarentas is a citizen of Canada.

Mr. Axel Karlshoej is a citizen of the United States of America.

Mr. Kjaegaard is a citizen of Denmark.

Mr. Poul Karlshoej is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: No amendment to Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 31,936,012 shares of common stock of the Issuer, representing approximately 37.99% of the Issuer's outstanding common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Resolute is the beneficial owner and has shared voting and dispositive power with respect to 31,936,012 shares of common stock of the Issuer. As the ultimate controlling person of Resolute, Path is joining in this Schedule 13D as a reporting person. However, the filing of this Schedule 13D shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendments to item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated as of February 20, 2025, between the reporting persons.

## Signatures
- Resolute Investments, Ltd.: /s/ Cora Lee Starzomski, Cora Lee Starzomski/Director, Treasurer and Finance Officer (02/20/2025)
- Path Spirit LTD: /s/ Poul Karlshoej, Poul Karlshoej/Director (02/20/2025)